UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information Contained in this Form 6-K Report

Termination of a Prior Sales and Purchase Agreement for Acquisition

References are made to the Form 6-k of the Company dated June 8, 2026 in relation to a sales and purchase agreement regarding acquisition of 15% of the total issued share capital of Dumaine. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meaning as defined in the said Form 6-k.

On September 25, 2026, Padachi M Venture Limited (“Padachi M”), Mr. Miao Duncan and Mr. Miao Tai Wai, David entered into a notice of termination based on mutual consent.

On June 8, 2026, Padachi M sent Mr. Miao Duncan and Mr. Miao Tai Wai, David a notice of termination in relation to the Second Agreement and the parties agreed to the said termination on mutual consent with effect on the same day. Pursuant to the said termination notice and the CB Agreement (as defined below), Mr. Miao Tai Wai, David and Mr. Miao Duncan shall cause any amounts paid or deposits made by Padachi M to them pursuant to the Second Agreement prior to September 25, 2026 to be transferred to Dumaine, and such amount shall be applied, set off, or otherwise treated as provided by Padachi M to Dumaine under the CB Agreement (as defined below).

Entry into a Material Definitive Agreement.

Padachi M, a wholly-owned subsidiary of the Company entered into a convertible bond purchase agreement (the “CB Agreement”) with Dumaine in connection to Dumaine’s sale and issuance of an aggregate principal amount of $2.5 million newly issued senior unsecured convertible bonds (the “Instrument”) on September 25, 2026. Interest is payable by Dumaine to Padachi M semi-annually in cash under the Instrument at a rate of 6% per annum. The Instrument is due on the five-year anniversary of the date of issuance unless earlier converted or repaid. The CB Agreement includes customary representations, warranties, and covenants.

As at September 25, 2026, issued share capital of Dumaine was owned as to 15% by Padachi M, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Mr. Miao Duncan is our Director and chairman of the board of Directors. Our controlling shareholder, DMD Venture Limited, is owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David. The transactions concerned constitute a related party transaction and has been duly approved by the board of Directors and audit committee of the Company.

Dumaine Overview

Dumaine is an exempt private company limited by shares incorporated in the British Virgin Islands headquartered in Hong Kong. The company is an investment holding company, with subsidiaries principally engaged in luxury handbag manufacturing.

The foregoing descriptions of the transaction are not complete and are qualified in their entirety by reference to the form of the Agreement and form of Instrument, copies of which are filed as Exhibits 10.1 and 10.2 respectively hereto and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Form of Agreement
10.2	Form of Instrument

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: September 25, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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